                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G
                             (Amendment No. 18)

           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                UNDER THE SECURITIES AND EXCHANGE ACT OF 1934


                         Chris-Craft Industries, Inc.
                              (Name of Issuer)


           $1.40 Cumulative Convertible Preferred Stock, par value
              $1.00 per share; Class B Common Stock, par value
         $.50 per share; and Common Stock, par value $.50 per share
                       (Title of Class of Securities)


          170520-30-8; 170520-50-6  and  170520-10-0
                               (CUSIP Number)

                  ________________________________________



Check the following box if a fee is being paid with this
statement [   ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                       (Continued on following pages)

CUSIP No. 170520-30-8,           13G         Page 2 of 6 Pages
          170520-50-6, and
          170520-10-0,



1)     Name of Reporting Person:  Lawrence R. Barnett
       SS or IRS Identification No. of Above Person:

             S.S. No. ###-##-####

2)     Check the Appropriate Box if a Member of a Group
       (See Instructions)

(a)  /    /

(b)  /    /

3)     SEC Use Only ........................................

4) Citizenship or Place of Organization: United States of America

                   5)     Sole Voting Power:  50,654 shares of
                          $1.40 Convertible Preferred Stock,
                          1,503,146 shares of Class B Common Stock
                          and 2,063,968 shares of Common Stock
Number of                 of Common Stock,
Shares Bene-       6)     Shared Voting Power:  246 shares of
ficially                  $1.40 Convertible Preferred Stock,
Owned by                  534,396 shares of Class B Common Stock,
Each Reporting            and 1,124,165 shares of Common Stock
Person with        7)     Sole Dispositive Power:  50,654 shares
                          of $1.40 Convertible Preferred Stock,
                          1,503,146 shares of Class B Common
                          Stock, and 2,063,968 shares of Common
                          Stock
                   8)     Shared Dispositive Power:  159,135
                          shares of Class B Common Stock, and
                          159,135 shares of Common Stock

 9)    Aggregate Amount Beneficially Owned by Each Reporting
       Person: 50,900 shares of $1.40 Convertible Preferred Stock, 2,037,542 shares of Class B Common Stock, and 3,188,134 shares of Common Stock

10)    Check Box if the Aggregate Amount in Row 9 Excludes
       Certain Shares (See Instructions) ....................

11)    Percent of Class Represented by Amount in Row 9:
             20.1% of $1.40 Convertible Preferred Stock, 22.8% of Class B Common Stock, and 12.7% of Common Stock

12)  Type of Reporting Person (See Instructions):
             IN

Item 1(a).         Name of Issuer:
                     Chris-Craft Industries, Inc. ("Chris-
                     Craft")

Item 1(b).         Address of Issuer's Principal Executive
Offices:
                     767 Fifth Avenue
                     New York, New York 10153

Item 2(a).         Name of Person Filing:
                     Lawrence R. Barnett

Item 2(b). Address of Principal Business Office or, if none,
                   Residence:
                     Chris-Craft Industries, Inc.
                     767 Fifth Avenue
                     New York, New York 10153

Item 2(c).         Citizenship:
                     United States of America

Item 2(d).         Title of Class of Securities:

                                      I

                   Convertible Preferred Stock, $1.40 cumulative dividend, $1.00 par value, each share held on November 10, 1986 and either not subsequently transferred or transferred to a "Permitted Transferee" currently convertible into
                   21.28180 shares of Class B Common Stock and
                   10.64091 shares of Common Stock and each other share of $1.40 Convertible Preferred Stock currently convertible into 31.92271 shares of Common Stock ("$1.40 Convertible Preferred Stock")

                                     II

                   Class B Common Stock, $.50 par value, each share convertible into one share of Common
                   Stock ("Class B Common Stock")

                                     III

                   Common Stock, $.50 par value ("Common Stock")

Item 2(e).         CUSIP Number:

                          I ($1.40 Convertible Preferred Stock) --
                                170520-30-8

                          II (Class B Common Stock) -- 170520-50-6

                          III (Common Stock) -- 170520-10-0

Item 3.            If this statement is filed pursuant to Rules
                   13d-1(b), or 13d-2(b), check whether the person is a: Inapplicable.


Item 4.      Ownership.

                                I             II             III

                               $1.40
                               Convert-
                               ible         Class B
                               Preferred    Common            Common
                               Stock        Stock             Stock
(a)  Amount Beneficially
     Owned (1):                50,900       2,037,542(2)      3,188,134(3)

(b)  Percent of Class
     (outstanding at
     December 31, 1996) (4)    20.1%        22.8%             12.7%

(c)  Number of shares as
     to which such person
     has:

     (i)  sole power to
     vote or to direct
     the vote                  50,654       1,503,146         2,063,968

     (ii)  shared power to
     vote or to direct
     the vote                  246          534,396           1,124,165

     (iii)  sole power to
     dispose or to direct
     the disposition of        50,654       1,503,146         2,063,968

     (iv)  shared power to
     dispose or to di-
     rect the disposi-
     tion of                   --           159,135           159,135

_____________________

(1) At December 31, 1996, (a) the Trustee of the Chris-Craft Employees' Stock Purchase Plan held 587,152 shares of Common Stock, 370,026 shares of Class B Common Stock and 246 shares of $1.40 Convertible Preferred Stock, and (b) the Trustees under the Chris-Craft Profit Sharing Plan held 159,135 shares of Class B Common Stock. A committee appointed by the Board of Directors of Chris-Craft to administer the Stock Purchase Plan is empowered to direct voting of the shares held by the Trustee under that plan, and the Trustees under the Profit Sharing Plan are empowered to vote and dispose of the shares held by that plan. Mr. Barnett is a member of the Committee under the Stock Purchase Plan and is a Trustee of the Profit Sharing Plan. Therefore, the total numbers of shares held at December 31, 1996 by the Stock Purchase Plan and the Profit Sharing Plan are included in the figures.

(2) Includes 1,083,243 shares issuable upon conversion of $1.40 Convertible Preferred Stock.

(3) Includes 20,824 shares issuable upon exercise of stock options exercisable within 60 days after December 31, 1996 and 2,579,164 shares issuable upon conversion of
       (i) $1.40 Convertible Preferred Stock and (ii) Class B Common Stock, including Class B Common Stock issuable upon conversion of $1.40 Convertible Preferred Stock.

(4) Class B Common Stock percentage computed on basis of number of shares of Class B Common Stock outstanding at December 31, 1996 plus those issuable upon conversion of $1.40 Convertible Preferred Stock shown in Column I. Common Stock percentage computed on basis of number of shares of Common Stock outstanding at December 31, 1996 plus those issuable upon (i) conversion of $1.40 Convertible Preferred Stock shown in Column I,
       (ii) conversion of Class B Common Stock shown in Column II, and (iii) exercise of stock options referred to in Note (3).

Item 5.      Ownership of Five Percent or Less of a Class:
             Inapplicable.

Item 6.      Ownership of More than Five Percent on Behalf of
             Another Person:
             See Note (1) to Item 4.

Item 7. Identification and Classification of the Subsid-iary Which Acquired the Security Being Reported on
             By the Parent Holding Company:
             Inapplicable.

Item 8. Identification and Classification of Members of the Group:
             Inapplicable.

Item 9.      Notice of Dissolution of Group:
             Inapplicable.

Item 10.     Certification:
             Inapplicable.

Signature

       After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 10, 1997



/s/ Lawrence R. Barnett
       Signature



Lawrence R. Barnett
       Name/Title